[Letterhead of The Brink’s Company]

March 22, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporate Finance

The Brink’s Company

Schedule TO-I, filed on March 9, 2006 (the “Schedule TO”)

SEC File No. 005-13699

Dear Mr. Duchovny:

In connection with The Brink’s Company’s (the “Company”) response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. David I. Meyers, dated March 20, 2006, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE BRINK’S COMPANY
By:	/s/ Robert T. Ritter
Robert T. Ritter
Vice President and Chief Financial Officer